SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 4 April, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1	Transaction in Own Shares released on 1 March 2011
Exhibit 1.2	Transaction in Own Shares released on 4 March 2011
Exhibit 1.3	Transaction in Own Shares released on 8 March 2011
Exhibit 1.4	Director/PDMR Shareholding released on 10 March 2011
Exhibit 1.5	Director/PDMR Shareholding released on 10 March 2011
Exhibit 1.6	Transaction in Own Shares released on 11 March 2011
Exhibit 1.7	Transaction in Own Shares released on 15 March 2011
Exhibit 1.8	Director/PDMR Shareholding released on 15 March 2011
Exhibit 1.9	Transaction in Own Shares released on 16 March 2011
Exhibit 2.0	Transaction in Own Shares released on 22 March 2011
Exhibit 2.1	Director/PDMR Shareholding released on 29 March 2011
Exhibit 2.2	Transaction in Own Shares released on 30 March 2011
Exhibit 2.3	Annual Information Update released on 30 March 2011
Exhibit 2.4	Total Voting Rights released on 31 March 2011

Exhibit 1.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  1 March 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 69,389 ordinary shares on 28 February 2011 prices between 394.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,848,526,385 ordinary shares in Treasury, and has 18,798,771,135 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  4 March 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 63,914 ordinary shares on 3 March 2011 prices between 441.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,848,462,471 ordinary shares in Treasury, and has 18,798,835,049 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  8 March 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 52,287 ordinary shares on 7 March 2011 prices between 441.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,848,410,184 ordinary shares in Treasury, and has 18,798,887,336 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.4

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  10 March 2011

The Company announces that on 9 March 2011, the following share awards (the "Awards") were made to the following Executive Directors of BP p.l.c. under the BP Executive Directors' Incentive Plan (the "Plan"):

DIRECTOR	NUMBER OF ORDINARY SHARES OR ADSs UNDER THE AWARDS

A. Performance Share Award
Mr I C Conn	623,025 ordinary shares
Dr B E Grote	130,899 ADSs
Mr R Dudley	221,722 ADSs

B. Deferred Matching Award (including matched shares)

Mr I C Conn
Compulsory award -	42,768 ordinary shares

Mr B E Grote
Compulsory award -	8,868 ADSs

Voluntary award -	8,868 ADSs

The Performance Share Award
These shares pertain to the 2011-2013 performance period.  The number of shares/ADSs set out above is the maximum number which may vest under the Award.  The actual number of shares/ADSs which vest will depend on the extent to which performance conditions have been satisfied over a three-year period ending 31 December 2013. These performance conditions are consistent with the rules of the Plan, as described in the summary of the Plan set out in the Directors' Remuneration Report which is contained in BP's Annual Report and Form 20-F 2010.  In addition, each Director will be entitled to additional shares/ADSs representing the value of reinvested dividends on those shares/ADSs which vest.

The Deferred Matching Award
This is a conditional award which consists of one-third of a director's annual bonus which is required to defer into shares/ADSs (the "Compulsory Award") and any further portion of the director's annual bonus up to an additional one-third which the director may choose to defer into shares/ADSs (the "Voluntary Award"). Both the Compulsory Award and Voluntary Award are matched on a one-for-one basis (with the matched shares included in the Deferred Matching Awards referred to above) and will vest depending on the Remuneration Committee's assessment of the Company's safety and environmental sustainability over a three-year period, commencing on 1 January 2011 and ending on 31 December 2013.  To the extent shares/ADSs vest each Director will be entitled to additional shares/ADSs representing the value of reinvested dividends on those shares/ADSs.  This award is also made under the rules of the Plan, as described in the summary of the Plan set out in the Directors' Remuneration Report which is contained in BP's Annual Report and Form 20-F 2010.

Exhibit 1.5

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  10 March 2011

BP p.l.c. was advised on 10 March 2011 by Computershare Plan Managers that on 10 March 2011 the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.8505 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn	65 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy	65 shares
Mr B. Looney	65 shares
Mr S. Westwell	65 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.6

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  11 March 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 206 ordinary shares on 10 March 2011 prices between 441.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,848,409,978 ordinary shares in Treasury, and has 18,798,932,542 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.7

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  15 March 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 7,082 ordinary shares on 14 March 2011 prices between 420.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,848,402,896 ordinary shares in Treasury, and has 18,798,954,924 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.8

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. - 15 March 2011

BP p.l.c. announces that on 14 March 2011, following awards under the BP Competitive Performance Plan, the BP Deferred Annual Bonus Plan and the BP Executive Performance Plan the following senior executives (persons discharging managerial responsibility) acquired the number of BP Restricted Share Units shown opposite their names:

Ordinary shares
(ISIN number GB0007980591)

	Competitive Performance Plan	Deferred Annual Bonus Plan	Executive Performance Plan
Mr R. Bondy	30,000	88,883	90,000
Dr M. Daly	30,000	15,590	67,500
Mr B. Looney	30,000	13,911	112,500
Dr H. Schuster	30,000	35,312	90,000
Mr S. Westwell	30,000	45,712	67,000

ADSs (ISIN number US0556221044)
1 ADS is equivalent to 6 Ordinary shares

	Competitive Performance Plan	Deferred Annual Bonus Plan	Executive Performance Plan
Mr M. Bly	5,000	5,695	15,000
Mr R. Fryar	5,000	2,268	15,000
Mr A. Hopwood	5,000	2,701	15,000
Mr H. L. McKay	5,000	12,450	15,000

The numbers of Restricted Share Units granted under the BP Competitive Performance Plan, BP Deferred Annual Bonus Plan and Executive Performance Plan represent the maximum number of BP Ordinary shares or BP ADSs that will vest under each plan following a three year performance period.  In addition, each senior executive will be entitled to additional shares or ADSs representing the value of reinvested dividends on those shares or ADSs which vest.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 March 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 523,850 ordinary shares on 15 March 2011 at a price of 476.5 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,847,879,046 ordinary shares in Treasury, and has 18,799,478,774 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 22 March 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 4,198 ordinary shares on 21 March 2011 at prices between 394.0 pence per share and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,847,874,848 ordinary shares in Treasury, and has 18,799,482,972 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.1

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  29 March 2011

On 28 March 2011 BP p.l.c. was advised by Equiniti that on 28 March 2011 the following individuals acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at £4.7449 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Dr M.C Daly	Senior executive (a person discharging managerial responsibility)	54
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	24
Mrs C. F. Shorten Conn	Connected person of Mr I. C. Conn, a Director of BP p.l.c.	285

BP p.l.c. was advised on 29 March 2011 by Fidelity Stock Plan Services LLC, that on 28 March 2011 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at US$46.04 per ADS (ISIN number US0556221044), as a result of reinvestment of dividends on restricted share units held by them. 1 ADS is equivalent to 6 Ordinary shares.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan	Long Term Performance Plan
Mr M. Bly	176.995	141.126	346.29	102.474
Mr R. Fryar	181.517	126.585	357.511	N/A
Mr A. Hopwood	104.571	114.031	357.511	N/A
Mr H. L. McKay	371.963	189.598	649.978	N/A

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 2.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 March 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 4,089 ordinary shares on 29 March 2011 at prices between 394.0 pence per share and 487.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,847,870,759 ordinary shares in Treasury, and has 18,799,487,061 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.3

BP p.l.c. - Annual Information Update
BP p.l.c. - 30 March 2011

BP p.l.c.
Annual Information Update - 12 months to 5 March 2011

BP p.l.c. provides this Annual Information Update (covering the period 5 March 2010 to 5 March 2011) in fulfilment of Prospectus Rule 5.2 and for no other purpose.  The Update includes disclosures published or made available in accordance with paragraph 5.2.3G of the Prospectus Rules.  BP p.l.c. acknowledges that the information contained in the Update may be out of date and / or prepared in accordance with the laws and regulations of jurisdictions outside England and Wales.  Neither BP, nor any other person, accepts any liability for, or makes any representation (express or implied) as to the accuracy or completeness of, the information contained in the Update.

Country	Place of disclosure	Where can a copy of the information filed be obtained?
UK	London Stock Exchange	www.londonstockexchange.com
	Registrar of Companies	www.companieshouse.gov.uk
Companies House, Crown Way, Cardiff CF14 3UZ Telephone 0303 1234 500 E-mail: enquiries@companies-house.gov.uk
	Financial Services Authority National Storage Mechanism	www.hemscott.com/nsm.do All filings submitted to the London Stock Exchange are also automatically made available on the National Storage Mechanism
	www.bp.com	Press announcements and copies of the Annual Report and Form 20-F, Summary Review and Notice of Annual General Meeting can also be obtained from www.bp.com
US	Securities and Exchange Commission (SEC)	www.sec.gov. SEC filings marked with an * are also available to view on the National Storage Mechanism
JAPAN	Kanto Local Finance Bureau (KLFB)	info.edinet.go.jp/login.do
GERMANY	German Council on Foreign Relations (DGAP)	www.dgap.de
	Handelsblatt	www.dgap.de
	FAZ	www.dgap.de
	eBundesanzeiger	www.bundesanzeiger.de

David Pearl
Deputy Company Secretary
1 St James's Square
London
SW1Y 4PD

Date of filing/ publication	Description of item	Place of filing
		UK			US
		London Stock Exchange	Registrar of Companies	Financial Services Authority Document Viewing Facility	SEC
8/3/2010	F-6 POS Post Effective Amendments For Immediately Effective Filing				x
8/3/2010	Director/PDMR Shareholding - Replacement	x
9/3/2010	Transaction In Own Shares	x
9/3/2010	Director/PDMR Shareholding	x
10/3/2010	Director/PDMR Shareholding	x
10/3/2010	Director/PDMR Shareholding	x
11/3/2010	Form SH01: Allotment Of Shares		x
11/3/2010	Form SH01: Allotment Of Shares		x
11/3/2010	Form SH01: Allotment Of Shares		x
11/3/2010	Form SH01: Allotment Of Shares		x
11/3/2010	Form SH01: Allotment Of Shares		x
11/3/2010	Form SH01: Allotment Of Shares		x
11/3/2010	Form SH01: Allotment Of Shares		x
11/3/2010	Form SH01: Allotment Of Shares		x
11/3/2010	Form SH01: Allotment Of Shares		x
11/3/2010	Form SH01: Allotment Of Shares		x
11/3/2010	Form SH01: Allotment Of Shares		x
11/3/2010	Form 6-K: Report Of Foreign Issuer				x
11/3/2010	BP Enters Deepwater Brazil, Strengthens Portfolio	x
12/3/2010	Director/PDMR Shareholding	x
16/3/2010	Transaction In Own Shares	x
17/3/2010	Transaction In Own Shares	x
18/3/2010	Director/PDMR Shareholding	x
19/3/2010	Director/PDMR Shareholding	x
22/3/2010	Director/PDMR Shareholding	x
23/3/2010	Transaction In Own Shares	x
23/3/2010	Director/PDMR Shareholding	x
24/3/2010	Director/PDMR Shareholding	x
25/3/2010	Annual Information Update	x
25/3/2010	Director/PDMR Shareholding	x
30/3/2010	Transaction In Own Shares	x
30/3/2010	Director/PDMR Shareholding	x
31/3/2010	Annual Report And Accounts For The Year Ended 31 December 2009		x
31/3/2010	Total Voting Rights	x
31/3/2010	Director/PDMR Shareholding	x
1/4/2010	Director/PDMR Shareholding	x
1/4/2010	Director/PDMR Shareholding	x
1/4/2010	Director/PDMR Shareholding	x
6/4/2010	Form AP01: Appointment Of Director		x
6/4/2010	Form 6-K: Report Of Foreign Issuer				x
6/4/2010	Director/PDMR Shareholding	x
7/4/2010	Form SH01: Allotment Of Shares		x
7/4/2010	Form SH01: Allotment Of Shares		x
7/4/2010	Form SH01: Allotment Of Shares		x
7/4/2010	Form SH01: Allotment Of Shares		x
7/4/2010	Form SH01: Allotment Of Shares		x
7/4/2010	Form SH01: Allotment Of Shares		x
7/4/2010	Form SH01: Allotment Of Shares		x
7/4/2010	Transaction In Own Shares	x
8/4/2010	Form SH01: Allotment Of Shares		x
8/4/2010	Form SH01: Allotment Of Shares		x
8/4/2010	Form SH01: Allotment Of Shares		x
8/4/2010	Form SH01: Allotment Of Shares		x
8/4/2010	Form SH01: Allotment Of Shares		x
8/4/2010	Form SH01: Allotment Of Shares		x
8/4/2010	Form SH01: Allotment Of Shares		x
8/4/2010	Director/PDMR Shareholding	x
12/4/2010	Director/PDMR Shareholding	x
13/4/2010	Form SH01: Allotment Of Shares		x
13/4/2010	Form SH01: Allotment Of Shares		x
13/4/2010	Transaction In Own Shares	x
14/4/2010	Form SH01: Allotment Of Shares		x
14/4/2010	Form SH01: Allotment Of Shares		x
14/4/2010	Form SH01: Allotment Of Shares		x
14/4/2010	Form SH01: Allotment Of Shares		x
14/4/2010	Form SH01: Allotment Of Shares		x
14/4/2010	Form SH01: Allotment Of Shares		x
14/4/2010	Transaction In Own Shares	x
15/4/2010	Form SH01: Allotment Of Shares		x
15/4/2010	Form SH01: Allotment Of Shares		x
15/4/2010	Form SH01: Allotment Of Shares		x
15/4/2010	Form SH01: Allotment Of Shares		x
15/4/2010	Form SH01: Allotment Of Shares		x
15/4/2010	Form SH01: Allotment Of Shares		x
15/4/2010	Form 6-K: Report Of Foreign Issuer				x
15/4/2010	Form SH01: Allotment Of Shares		x
15/4/2010	Form SH01: Allotment Of Shares		x
15/4/2010	Form SH01: Allotment Of Shares		x
15/4/2010	Form SH01: Allotment Of Shares		x
15/4/2010	Form SH01: Allotment Of Shares		x
15/4/2010	Form SH01: Allotment Of Shares		x
15/4/2010	AGM Speeches	x
16/4/2010	Form TM01: Resignation Of Director		x
16/4/2010	Form TM01: Resignation Of Director		x
16/4/2010	AGM Special Business And Retirement Of Directors	x
20/4/2010	Statement Of Company's Objects		x
20/4/2010	Alteration To Memorandum And Articles Of Association		x
20/4/2010	Transaction In Own Shares	x
21/4/2010	Form SH01: Allotment Of Shares		x
21/4/2010	Form 6-K: Report Of Foreign Issuer				x
21/4/2010	BP Confirms Transocean Ltd Statement	x
23/4/2010	Form 6-K: Report Of Foreign Issuer				x
23/4/2010	BP Initiates Response To Gulf Of Mexico Oil Spill	x
26/4/2010	Form 6-K: Report Of Foreign Issuer				x
26/4/2010	BP Forges Ahead With Gulf Of Mexico	x
27/4/2010	Form SH01: Allotment Of Shares		x
27/4/2010	Form SH01: Allotment Of Shares		x
27/4/2010	Form SH01: Allotment Of Shares		x
27/4/2010	Form 6-K: Report Of Foreign Issuer				x
27/4/2010	Form 6-K: Report Of Foreign Issuer				x
27/4/2010	Form 6-K: Report Of Foreign Issuer				x
27/4/2010	BP Gulf Of Mexico Spill Response Accelerating	x
27/4/2010	1Q10 Part 1 Of 2	x
27/4/2010	1Q10 Part 2 Of 2	x
28/4/2010	Form 6-K: Report Of Foreign Issuer				x
28/4/2010	Transaction In Own Shares	x
28/4/2010	Deepwater Horizon Incident Update	x
28/4/2010	Director/PDMR Shareholding	x
29/4/2010	Form SH01: Allotment Of Shares		x
29/4/2010	Form SH01: Allotment Of Shares		x
29/4/2010	Form SH01: Allotment Of Shares		x
29/4/2010	Form SH01: Allotment Of Shares		x
29/4/2010	Form SH01: Allotment Of Shares		x
29/4/2010	Form SH01: Allotment Of Shares		x
29/4/2010	Form 6-K: Report Of Foreign Issuer				x
29/4/2010	Form 6-K: Report Of Foreign Issuer				x
29/4/2010	Oil Spill Response Continues With Controlled Burn	x
29/4/2010	Director/PDMR Shareholding	x
30/4/2010	Total Voting Rights	x
30/4/2010	POS- AM Post Effective Amendments For Registration Statement*				x
30/4/2010	Form 6-K: Report Of Foreign Issuer				x
30/4/2010	13F-HR Quarterly Report Filed By Institutional Managers - Holdings				x
30/4/2010	13F-NT Quarterly Report Filed By Institutional Managers - Notice				x
30/4/2010	Bp Steps Up Shoreline Plans On Us Gulf Coast	x
4/5/2010	Form SH01: Allotment Of Shares		x
4/5/2010	Form SH01: Allotment Of Shares		x
4/5/2010	Form SH01: Allotment Of Shares		x
4/5/2010	Form 6-K: Report Of Foreign Issuer				x
4/5/2010	Form 6-K: Report Of Foreign Issuer				x
4/5/2010	Form 6-K: Report Of Foreign Issuer				x
4/5/2010	Form 6-K: Report Of Foreign Issuer				x
4/5/2010	BP Onshore Preparations For Gulf Coast Oil Spill	x
4/5/2010	Clarification On Gulf Of Mexico Oil Spill Flow	x
4/5/2010	Work Begins To Drill Relief Well To Stop Oil Spill	x
4/5/2010	Additional Listing	x
5/5/2010	Form 6-K: Report Of Foreign Issuer				x
5/5/2010	Transaction In Own Shares	x
5/5/2010	Update On Gulf Of Mexico Oil Spill Response	x
6/5/2010	Form 6-K: Report Of Foreign Issuer				x
6/5/2010	Form 6-K: Report Of Foreign Issuer				x
6/5/2010	BP - Update On Gulf Of Mexico 6 May	x
7/5/2010	Form 6-K: Report Of Foreign Issuer				x
7/5/2010	BP - Update On Gulf Of Mexico 7 May	x
7/5/2010	Holding(s) In Company	x
10/5/2010	Form 6-K: Report Of Foreign Issuer				x
10/5/2010	Form 6-K: Report Of Foreign Issuer				x
10/5/2010	Effect: Notice Of Effectiveness*				x
10/5/2010	BP Update On Oil Spill 10 May	x
11/5/2010	Form 6-K: Report Of Foreign Issuer				x
11/5/2010	First Interim Dividend For 2010	x
11/5/2010	Director/PDMR Shareholding	x
13/5/2010	Form 6-K: Report Of Foreign Issuer				x
13/5/2010	Transaction In Own Shares	x
13/5/2010	Update On Gulf Of Mexico Oil Spill	x
14/5/2010	Transaction In Own Shares	x
17/5/2010	Form 6-K: Report Of Foreign Issuer				x
17/5/2010	BP Oil Spill Update 17 May	x
18/5/2010	Transaction In Own Shares	x
18/5/2010	Update On Gulf Of Mexico Oil Spill Response	x
19/5/2010	Form SH01: Allotment Of Shares		x
20/5/2010	Form 6-K: Report Of Foreign Issuer				x
20/5/2010	Update On Gulf Of Mexico Oil Spill Response	x
21/5/2010	Form 6-K: Report Of Foreign Issuer				x
21/5/2010	BP Launches Live Webcam Of Riser Flow	x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form SH01: Allotment Of Shares		x
24/5/2010	Form 6-K: Report Of Foreign Issuer				x
24/5/2010	Form 6-K: Report Of Foreign Issuer				x
24/5/2010	Form 6-K: Report Of Foreign Issuer				x
24/5/2010	BP Reiterates Oil Spill Response Transparency	x
24/5/2010	Update On Gulf Of Mexico Oil Spill	x
24/5/2010	BP Pledges US$500M For Environmental Research	x
25/5/2010	Form 6-K: Report Of Foreign Issuer				x
25/5/2010	Form 6-K: Report Of Foreign Issuer				x
25/5/2010	BP Oil Spill Update 25 May	x
25/5/2010	BP Briefs US Government On GOM Investigation	x
26/5/2010	Form SH01: Allotment Of Shares		x
26/5/2010	Form SH01: Allotment Of Shares		x
26/5/2010	Form SH01: Allotment Of Shares		x
26/5/2010	Form SH01: Allotment Of Shares		x
26/5/2010	Form SH01: Allotment Of Shares		x
26/5/2010	Form SH01: Allotment Of Shares		x
26/5/2010	Form SH01: Allotment Of Shares		x
26/5/2010	Form SH01: Allotment Of Shares		x
26/5/2010	Form SH01: Allotment Of Shares		x
26/5/2010	Form 6-K: Report Of Foreign Issuer				x
26/5/2010	Update On Gulf Of Mexico Oil Spill	x
26/5/2010	Transaction In Own Shares	x
27/5/2010	Form 6-K: Report Of Foreign Issuer				x
27/5/2010	Form 6-K: Report Of Foreign Issuer				x
27/5/2010	BP Starts The Top Kill Operations	x
27/5/2010	BP - "Top Kill" Update 27 May	x
28/5/2010	Form 6-K: Report Of Foreign Issuer				x
28/5/2010	Update On Gulf Of Mexico Oil Spill	x
28/5/2010	Total Voting Rights	x
1/6/2010	Form 6-K: Report Of Foreign Issuer				x
1/6/2010	Form 6-K: Report Of Foreign Issuer				x
1/6/2010	Form 6-K: Report Of Foreign Issuer				x
1/6/2010	BP Sets Out Enhancements To LMRP	x
1/6/2010	Update On Gulf Of Mexico Oil Spill	x
1/6/2010	May 29 Update On Gulf Of Mexico Oil Spill	x
3/6/2010	Form 6-K: Report Of Foreign Issuer				x
3/6/2010	Form 6-K: Report Of Foreign Issuer				x
3/6/2010	BP To Fund 6 Sections Of Louisiana Barrier Islands	x
3/6/2010	Transaction In Own Shares	x
4/6/2010	Form 6-K: Report Of Foreign Issuer				x
4/6/2010	Form 6-K: Report Of Foreign Issuer				x
4/6/2010	LMRP Containment Operation Deployed	x
4/6/2010	BP Investors Update	x
7/6/2010	Form 6-K: Report Of Foreign Issuer				x
7/6/2010	Form 6-K: Report Of Foreign Issuer				x
7/6/2010	Update On Gulf Of Mexico Oil Spill	x
8/6/2010	Form 6-K: Report Of Foreign Issuer				x
8/6/2010	First Interim Dividend For 2010	x
10/6/2010	Form 6-K: Report Of Foreign Issuer				x
10/6/2010	Form 6-K: Report Of Foreign Issuer				x
10/6/2010	Form 6-K: Report Of Foreign Issuer				x
10/6/2010	BP Not Aware Of Reason For Share Price Movement	x
10/6/2010	Update On Gulf Of Mexico Oil Spill	x
10/6/2010	Director/PDMR Shareholding	x
14/6/2010	Form 6-K: Report Of Foreign Issuer				x
14/6/2010	Form 8-AI2B: Registration Of Securities*				x
14/6/2010	Update On Gulf Of Mexico Oil Spill	x
15/6/2010	Form 6-K: Report Of Foreign Issuer				x
16/6/2010	Form 6-K: Report Of Foreign Issuer				x
16/6/2010	Form 6-K: Report Of Foreign Issuer				x
16/6/2010	Form 6-K: Report Of Foreign Issuer				x
16/6/2010	Report 11-K: Annual Report Of Employee Stock Purchase, Savings And Similar Plans				x
16/6/2010	BP Confirms Scheduled White House Meeting	x
16/6/2010	Additional Containment System Begins Operations	x
17/6/2010	Form 6-K: Report Of Foreign Issuer				x
17/6/2010	BP Establishes $20 Billion Claims Fund	x
21/6/2010	Form SH01- Allotment of Shares		x
21/6/2010	Form 6-K: Report Of Foreign Issuer				x
21/6/2010	Form 6-K: Report Of Foreign Issuer				x
21/6/2010	Form 6-K: Report Of Foreign Issuer				x
21/6/2010	BP Response To Partner Claims	x
21/6/2010	Update On Gulf Of Mexico Oil Spill	x
22/6/2010	Annual Return		x
23/6/2010	Form 6-K: Report Of Foreign Issuer				x
23/6/2010	Director/PDMR Shareholding	x
23/6/2010	Suspension Of LMRP Cap Containment Operations	x
24/6/2010	Form 6-K: Report Of Foreign Issuer				x
24/6/2010	Update On LMRP Containment Operation	x
25/6/2010	Form 6-K: Report Of Foreign Issuer				x
25/6/2010	Update On Gulf Of Mexico Oil Spill	x
28/6/2010	Form 6-K: Report Of Foreign Issuer				x
28/6/2010	Update On Gulf Of Mexico Oil Spill	x
30/6/2010	Total Voting Rights	x
5/7/2010	Form SH01: Allotment Of Shares		x
5/7/2010	Form SH01: Allotment Of Shares		x
5/7/2010	Update On Gulf Of Mexico Oil Spill	x
6/7/2010	Form 6-K: Report Of Foreign Issuer				x
6/7/2010	Form 6-K: Report Of Foreign Issuer				x
8/7/2010	Blocklisting Interim Review	x
8/7/2010	Blocklisting Interim Review	x
12/7/2010	Form 6-K: Report Of Foreign Issuer				x
12/7/2010	BP Gulf Of Mexico Update 12 July	x
12/7/2010	Director/PDMR Shareholding	x
13/7/2010	Form 6-K: Report Of Foreign Issuer				x
13/7/2010	Capping Stack Installed On Mc252 Well	x
15/7/2010	Form 6-K: Report Of Foreign Issuer				x
15/7/2010	BP Announces Pivotal Biofuels Agreement	x
16/7/2010	Form 6-K: Report Of Foreign Issuer				x
16/7/2010	Transaction In Own Shares	x
16/7/2010	Well Integrity Test Continues On Mc252 Well	x
19/7/2010	Form 6-K: Report Of Foreign Issuer				x
19/7/2010	BP Update On Oil Spill, 19 July	x
21/7/2010	Form 6-K: Report Of Foreign Issuer				x
21/7/2010	BP Signs N. America, Egypt Deals With Apache	x
23/7/2010	Form 6-K: Report Of Foreign Issuer				x
23/7/2010	Update On Gulf Of Mexico Oil Spill	x
26/7/2010	Form 6-K: Report Of Foreign Issuer				x
26/7/2010	Form 6-K: Report Of Foreign Issuer				x
26/7/2010	BP Update	x
26/7/2010	Update On Gulf Of Mexico Oil Spill	x
27/7/2010	Form 6-K: Report Of Foreign Issuer				x
27/7/2010	Form 6-K: Report Of Foreign Issuer				x
27/7/2010	Form 6-K: Report Of Foreign Issuer				x
27/7/2010	BP Sets Out GOM Costs, Assets Sales, Performance	x
27/7/2010	Directorate Change	x
27/7/2010	Half Yearly Report	x
28/7/2010	Form 6-K: Report Of Foreign Issuer				x
28/7/2010	Director/PDMR Shareholding	x
30/7/2010	Total Voting Rights	x
3/8/2010	Form 6-K: Report Of Foreign Issuer				x
3/8/2010	BP To Sell Colombian Business	x
3/8/2010	Transaction In Own Shares	x
4/8/2010	Form 6-K: Report Of Foreign Issuer				x
4/8/2010	Mc252 Well Reaches Static Condition	x
5/8/2010	Form 6-K: Report Of Foreign Issuer				x
5/8/2010	13F-HR Quarterly Report Filed By Institutional Managers - Holdings				x
5/8/2010	Form 6-K: Report Of Foreign Issuer				x
5/8/2010	Form 6-K: Report Of Foreign Issuer				x
5/8/2010	BP Authorized To Cement GOM MC252 Well	x
5/8/2010	Bp Commences Cementing Procedure On Mc252 Well	x
6/8/2010	Form 6-K: Report Of Foreign Issuer				x
6/8/2010	BP Completes Cementing Procedure On Mc252 Well	x
9/8/2010	Form 6-K: Report Of Foreign Issuer				x
9/8/2010	BP Gulf Of Mexico Update, Aug 9	x
10/8/2010	[Amend] 13F-HR/A Quarterly Report Filed By Institutional Managers - Holdings				x
10/8/2010	Director/PDMR Shareholding	x
13/8/2010	Form 6-K: Report Of Foreign Issuer				x
13/8/2010	Re: BP Texas City Citations	x
16/8/2010	Transaction In Own Shares	x
17/8/2010	Transaction In Own Shares	x
23/8/2010	Form SH01: Allotment Of Shares		x
27/8/2010	Director/PDMR Shareholding	x
31/8/2010	Total Voting Rights	x
1/9/2010	Form 6-K: Report Of Foreign Issuer				x
1/9/2010	BP To Sell Some Malaysian Petrochemical Interests	x
1/9/2010	Transaction In Own Shares	x
3/9/2010	Form 6-K: Report Of Foreign Issuer				x
3/9/2010	BP Gulf Of Mexico Update, September 3	x
7/9/2010	Form 6-K: Report Of Foreign Issuer				x
7/9/2010	Form 6-K: Report Of Foreign Issuer				x
7/9/2010	BP Update Re: Investigation	x
8/9/2010	Form 6-K: Report Of Foreign Issuer				x
8/9/2010	BP Releases Investigation Report	x
10/9/2010	Form 6-K: Report Of Foreign Issuer				x
10/9/2010	Director/PDMR Shareholding	x
10/9/2010	Transaction In Own Shares	x
10/9/2010	Advance Notice Of Third Quarter 2010 Results	x
14/9/2010	Transaction In Own Shares	x
16/9/2010	Transaction In Own Shares	x
17/9/2010	Form 6-K: Report Of Foreign Issuer				x
17/9/2010	Form 6-K: Report Of Foreign Issuer				x
20/9/2010	Form 6-K: Report Of Foreign Issuer				x
20/9/2010	BP Confirms Successful Completion Of Well Kill	x
21/9/2010	Transaction In Own Shares	x
24/9/2010	Form 6-K: Report Of Foreign Issuer				x
24/9/2010	Form 6-K: Report Of Foreign Issuer				x
24/9/2010	BP Board - Douglas Flint	x
27/9/2010	Form 6-K: Report Of Foreign Issuer				x
27/9/2010	Form 6-K: Report Of Foreign Issuer				x
28/9/2010	Form 424b5: Prospectus*				x
28/9/2010	Transaction In Own Shares	x
29/9/2010	Form 6-K: Report Of Foreign Issuer				x
29/10/2010	FWP: Filing Under Securities Act Rules 163/433 Of Free Writing Prospectuses				x
29/9/2010	Form 424B5: Prospectus				x
29/9/2010	Form 6-K: Report Of Foreign Issuer				x
29/9/2010	New Safety Unit And Organisation Changes At BP	x
30/9/2010	Total Voting Rights	x
1/10/2010	Form 6-K: Report Of Foreign Issuer				x
1/10/2010	Transaction In Own Shares	x
1/10/2010	BP GOM Trust Fund Collateral Agreed	x
4/10/2010	Form 6-K: Report Of Foreign Issuer				x
5/10/2010	Transaction In Own Shares	x
7/10/2010	Form 6-K: Report Of Foreign Issuer				x
7/10/2010	BP And Socar Sign Shafag-Asiman Psa	x
8/10/2010	Transaction In Own Shares	x
11/10/2010	Director/PDMR Shareholding	x
15/10/2010	Transaction In Own Shares	x
18/10/2010	Form 6-K: Report Of Foreign Issuer				x
18/10/2010	BP To Sell Venezuela, Vietnam Businesses To TNK-BP	x
19/10/2010	Transaction In Own Shares	x
22/10/2010	Transaction In Own Shares	x
25/10/2010	Form 6-K: Report Of Foreign Issuer				x
25/10/2010	BP Sells Four GOM Fields To Marubeni	x
26/10/2010	Transaction In Own Shares	x
29/10/2010	Total Voting Rights	x
1/11/2010	TM01: Resignation Of Director		x
1/11/2010	Form 6-K: Report Of Foreign Issuer				x
2/11/2010	TM01: Resignation Of Director		x
2/11/2010	Form 6-K: Report Of Foreign Issuer				x
2/11/2010	Form 6-K: Report Of Foreign Issuer				x
2/11/2010	Form 6-K: Report Of Foreign Issuer				x
2/11/2010	3rd Quarter Results	x
2/11/2010	BP Returns To Profit In Third Quarter	x
2/11/2010	Transaction In Own Shares	x
5/11/2010	Transaction In Own Shares	x
8/11/2010	Form 6-K: Report Of Foreign Issuer				x
8/11/2010	Directorate Change	x
9/11/2010	AP01: Appointment Of Director		x
9/11/2010	Transaction In Own Shares	x
9/11/2010	Director Declaration	x
10/11/2010	Form 6-K: Report Of Foreign Issuer				x
11/11/2010	Director Declaration	x
11/11/2010	Director/PDMR Shareholding	x
11/11/2010	Director/PDMR Shareholding	x
12/11/2010	Form SH01: Allotment Of Shares		x
12/11/2010	13F-HR Quarterly Report Filed By Institutional Managers - Holdings				x
15/11/2010	Form 6-K: Report Of Foreign Issuer				x
15/11/2010	BP Sells African Businesses To Puma Energy	x
17/11/2010	AP01: Appointment Of Director		x
18/11/2010	Transaction In Own Shares	x
19/11/2010	Transaction In Own Shares	x
23/11/2010	Transaction In Own Shares	x
24/11/2010	Form 6-K: Report Of Foreign Issuer				x
24/11/2010	BP Egypt Makes Gas Discovery	x
26/11/2010	Form 6-K: Report Of Foreign Issuer				x
26/11/2010	BP Awarded Exploration Block In Indonesia	x
26/11/2010	Transaction In Own Shares	x
29/11/2010	Form 6-K: Report Of Foreign Issuer				x
29/11/2010	BP Agrees Sale Of PAE Interests To Bridas Corp	x
30/11/2010	Total Voting Rights	x
30/11/2010	Transaction In Own Shares	x
2/12/2010	TM01: Resignation Of Director		x
3/12/2010	Transaction In Own Shares	x
6/12/2010	Form 6-K: Report Of Foreign Issuer				x
10/12/2010	Director/PDMR Shareholding	x
14/12/2010	Form 6-K: Report Of Foreign Issuer				x
14/12/2010	Transaction In Own Shares	x
14/12/2010	BP To Sell Upstream Interest In Pakistan To UEG	x
16/12/2010	Transaction In Own Shares	x
17/12/2010	Transaction In Own Shares	x
17/12/2010	Director/PDMR Shareholding	x
21/12/2010	Transaction In Own Shares	x
29/12/2010	Transaction In Own Shares	x
31/12/2010	Transaction In Own Shares	x
31/12/2010	Total Voting Rights	x
4/1/2011	Form 6-K: Report Of Foreign Issuer				x
5/1/2011	Form SH01: Allotment Of Shares		x
10/1/2011	Director/PDMR Shareholding	x
10/1/2011	Director/PDMR Shareholding	x
10/1/2011	Transaction In Own Shares	x
11/1/2011	Form 6-K: Report Of Foreign Issuer				x
11/1/2011	Blocklisting Interim Review	x
11/1/2011	Blocklisting Interim Review	x
11/1/2011	Rumaila Exceeds 10% Improved Production Target	x
11/1/2011	Transaction In Own Shares	x
13/1/2011	Director/PDMR Shareholding	x
14/1/2011	Form 6-K: Report Of Foreign Issuer				x
17/1/2011	BP Awarded Four Australian Deepwater Blocks	x
17/1/2011	Rosneft & BP Form Global Strategic Alliance	x
17/1/2011	Statement Regarding Rosneft Reports	x
18/1/2011	Form 6-K: Report Of Foreign Issuer				x
18/1/2011	Form 6-K: Report Of Foreign Issuer				x
18/1/2011	Transaction In Own Shares	x
25/1/2011	Transaction In Own Shares	x
28/1/2011	Transaction In Own Shares	x
31/1/2011	Total Voting Rights	x
1/2/2011	AP01: Appointment Of Director		x
1/2/2011	Form 6-K: Report Of Foreign Issuer				x
1/2/2011	Form 6-K: Report Of Foreign Issuer				x
1/2/2011	Form 6-K: Report Of Foreign Issuer				x
1/2/2011	Form 6-K: Report Of Foreign Issuer				x
1/2/2011	Form 6-K: Report Of Foreign Issuer				x
1/2/2011	Form 6-K: Report Of Foreign Issuer				x
1/2/2011	Final Results Part 1 Of 2	x
1/2/2011	Final Results Part 2 Of 2	x
1/2/2011	BP To Enter Arbitration Proceedings	x
1/2/2011	Transaction In Own Shares	x
1/2/2011	Directorate Change	x
1/2/2011	BP To Reshape Us Downstream Business	x
1/2/2011	BP 4Q 2010 And Full Year Results	x
2/2/2011	13F-HR Quarterly Report Filed By Institutional Managers - Holdings				x
2/2/2011	SC 13G/A Statement Of Acquisition Of Beneficial Ownership By Individuals				x
2/2/2011	Director Declaration	x
4/2/2011	Transaction In Own Shares	x
7/2/2011	Form 6-K: Report Of Foreign Issuer				x
8/2/2011	Form SH01: Allotment Of Shares		x
8/2/2011	Form SH01: Allotment Of Shares		x
8/2/2011	Form SH01: Allotment Of Shares		x
8/2/2011	Form SH01: Allotment Of Shares		x
8/2/2011	Form SH01: Allotment Of Shares		x
8/2/2011	Transaction In Own Shares	x
9/2/2011	Director/PDMR Shareholding	x
10/2/2011	Director/PDMR Shareholding	x
11/2/2011	Director/PDMR Shareholding	x
11/2/2011	Transaction In Own Shares	x
15/2/2011	Form 6-K: Report Of Foreign Issuer				x
15/2/2011	Transaction In Own Shares	x
15/2/2011	Fourth Quarter Dividend For 2010 - Scrip Dividend	x
18/2/2011	Transaction In Own Shares	x
21/2/2011	BP And Reliance Industries Announce Partnership	x
21/2/2011	Transaction In Own Shares	x
22/2/2011	Form 6-K: Report Of Foreign Issuer				x
22/2/2011	Director/PDMR Shareholding	x
22/2/2011	Transaction In Own Shares	x
23/2/2011	Director/PDMR Shareholding	x
23/2/2011	Director/PDMR Shareholding	x
24/2/2011	Director/PDMR Shareholding	x
25/2/2011	Transaction In Own Shares	x
25/2/2011	Director/PDMR Shareholding	x
25/2/2011	Notification Card Of Availability Of Shareholder Documents			x
25/2/2011	BP Proxy Form For 2011 AGM			x
25/2/2011	Notice Of AGM 2011			x
28/2/2011	Total Voting Rights	x
28/2/2011	Transaction In Own Shares	x
1/3/2011	Transaction In Own Shares	x
2/3/2011	Form 20-F Annual And Transition Report Of Foreign Private Issuers*				x
2/3/2011	Form 6-K: Report Of Foreign Issuer				x
2/3/2011	Annual Financial Report	x
2/3/2011	Annual Report And Form 20-F 2010			x
2/3/2011	BP Summary Review			x
4/3/2011	Transaction In Own Shares	x

Date of filing/ publication	Description of item		Place of filing: Rest of world
		Japan	Germany
		Kanto Local Finance Bureau (KLFB)	German Council on Foreign Relations (DGAP)	Handelsblatt	eBundes-anzeiger	FAZ
10/3/2010	AGM Agenda			x
11/3/2010	AGM Agenda				x	x
26/3/2010	Annual Securities Report (Form 8)	x
31/3/2010	Voting rights and capital		x
30/4/2010	Voting rights and capital		x
3/5/2010	Quarterly dividend announcement			x	x	x
28/5/2010	Voting rights and capital		x
23/6/2010	Cancellation dividend			x	x	x
30/6/2010	Voting rights and capital		x
30/7/2010	Voting rights and capital		x
6/8/2010	Semi-Annual Report (Form 10)	x
16/8/2010	Extraordinary Report on the Change in Representative Officer	x
20/8/2010	Extraordinary Report on an event which would have a material effect on the Company's financial condition, operational results or cash flows	x
31/8/2010	Voting rights and capital		x
22/9/2010	Securities Notice (Form 6) for the Issuance of Share Purchase Warrant Certificates	x
30/9/2010	Voting rights and capital		x
29/10/2010	Voting rights and capital		x
30/11/2010	Voting rights and capital		x
3/1/2011	Voting rights and capital		x
31/1/2011	Voting rights and capital		x
3/2/2011	Quarterly dividend announcement			x	x	x
9/2/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	x
9/2/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	x
9/2/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	x
9/2/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	x
9/2/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	x
17/2/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	x
17/2/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	x
21/2/2011	Extraordinary Report on the Commencement of Offering or Sale of Securities in Foreign Countries	x
28/2/2011	Voting rights and capital		x

Exhibit 2.4

BP p.l.c. -  Total Voting Rights
BP p.l.c. -  31 March 2011

Voting Rights and Capital - Transparency Directive Disclosure

London 31 March 2011

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,799,482,972 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,804,565,472. This figure excludes (i) 1,847,874,848 ordinary shares which have been bought back and held in treasury by BP; and (ii) 53,774,372 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 April, 2011
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary